August 6, 2012

VIA EDGAR

Christina DiAngelo

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Aberdeen Emerging Markets Telecommunications and Infrastructure Fund, Inc. (“ETF”), Aberdeen Indonesia Fund, Inc. (“IF”) and Aberdeen Israel Fund, Inc. (“ISL”) (collectively the “Registrants”); Investment Company Act File Nos. 811-08076, 811-06024 and 811-06120, respectively

Dear Ms. DiAngelo:

This letter responds to comments that you provided in a telephone conversation with the undersigned on June 28, 2012.

For your convenience, the substance of your comments has been restated below.  The Registrants’ responses to each comment are set out immediately under the restated comment.

Comment No. 1:    For ISL’s Form N-SAR filing for the period ended December 31, 2011, Exhibit 77.B, the ‘Accountant’s Report on Internal Control’ has the incorrect date.  Please file an amended N-SAR to correct the exhibit.

Response:              The N-SAR amendment to correct the date was filed on July 9, 2012.

Comment No. 2:    For ETF’s Form N-SAR filing for the period ended October 31, 2011, Exhibit 77.B, the ‘Accountant’s Report on Internal Control’ is missing the City and State of the Independent Auditor. An amended Form N-SAR filing is not required.

Response:              We will work with the Fund’s administrator on procedures to ensure that the EDGAR proofs are complete.

Aberdeen Asset Management Inc.

1735 Market Street, 32nd floor, Philadelphia PA 19103

Telephone: (215) 405-5700

Aberdeen Asset Management Inc is an Investment Adviser registered with the US Securities and Exchange Commission under the Investment Advisers Act of 1940.  Member of Aberdeen Asset Management Group of Companies.

“Aberdeen” is a U.S. Registered service mark of Aberdeen Asset Management PLC.

Comment No. 3:    For ETF’s Form N-CSR filing for the period ended October 31, 2011, Section 302 and Section 906 Certifications were signed with a date of December 21, 2011. The Report of Independent Registered Public Accounting Firm within the Fund’s annual report was signed with a date of December 28, 2011.  Please state if the Principal Executive Officer (“PEO”) and Principal Financial Officer (“PFO”) are comfortable with the dates of the certificates being earlier than the date of the audit letter. Depending on the response, amending the filing is at your discretion.

Response:              The PEO and PFO are comfortable with the dates, as the auditor had substantially completed their review by that date.  For future filings, we will seek to have the certificates signed on or after the date of the Independent Registered Public Accounting Firm report.

Comment No. 4:    For all Registrants, please confirm that the Dividend Reinvestment and Direct Stock Purchase Plan disclosure within the Annual Report meets the requirements of Form N-2 Item 10.1.e., as required under Rule 8b-16 of the Investment Company Act of 1940 (the “1940 Act”).

Response:              Rule 8b-16 of the 1940 Act requires the disclosure for Item 10.1.e. of N-2 if the registrant has a dividend reinvestment plan.  The Fund’s do not have a dividend reinvestment plan.  Rather, the Fund’s transfer agent sponsors and administers a direct stock purchase and dividend reinvestment plan for the Fund. Pursuant to the arrangement with the transfer agent, we are limited in the information that we can provide about the direct stock purchase and dividend reinvestment plan.  We will revise the disclosure in future filings to make it more clear that the plan is sponsored and administered by the transfer agent rather than the Fund.

Comment No. 5:    Based on the top 10 holdings by issuer in the shareholders reports for ISL and IF, they do not appear to meet the Internal Revenue Code diversification test.  Please confirm whether this test is being met for both Funds.

Response:              ISL and IF are meeting the Internal Revenue Code diversification tests by relying on what is commonly referred to as the market value exception for positions that appreciate above a threshold after the purchase of the security.

Comment No. 6:    For all Registrants, although not required by Form N-2, please consider whether to include the relevant benchmark returns within the Average Annual Returns chart and the disclosure on past performance, as required for open end funds in Form N-1A, Item 27(b)(7)(ii).

Response:              We will include the benchmark returns with the fund average annual returns in future shareholder reports.

Comment No. 7:    For all Registrants, in the Statement of Assets and Liabilities, please disclose fees payable to directors, if any, pursuant to Regulation S-X.

Response:              For future shareholder reports, where there are fees payable to directors at the time of the shareholder report, they will be disclosed separately in the Statement of Assets and Liabilities.

Comment No. 8:    Please provide a description of the Israeli tax refund receivables included on ISL’s Statement of Assets and Liabilities. Please also explain supplementally (i) how the prior year reclaims included within the income section of the Statement of Operations work and (ii) why there were no Israeli capital gains taxes for the year ended December 31, 2011, as disclosed in the Notes to Financials.

Response:              As disclosed in note 2(f) of the Notes to Financials of the financial statements, the Fund is permitted to file tax returns in Israel that include a request by the Fund to reclaim a portion of the withholding tax paid on income.  The tax reclaim accrued within the Fund is estimated until the tax returns are finalized and approved by the Israeli taxing authority.  The tax reclaim accruals within the Fund’s records are then adjusted accordingly.  The tax reclaim receivable was confirmed as collectable during the year end audit and the reclaims through 2010, which were the majority of the receivable, were received by the Fund in July 2012.

Regarding capital gains taxes, the Fund received a ruling from the Israeli Tax Authorities that exempts it from Israeli capital gain tax on gains derived from the sale of securities listed on the Tel Aviv Stock Exchange.  All securities sold during the year ended December 31, 2011 were listed on the stock exchange so, pursuant to the ruling, the Fund was exempt from Israeli capital gain tax.

Comment No. 9:    For all Registrants, please include a description of the services provided under the Investor Relations Services Agreement in the Notes to Financials.

Response:              The requested description will be included in future shareholder reports.

Comment No. 10:  For ISL, in the Notes to Financials, the administration fee disclosed appears to be greater than the two basis points stated as the contractual rate.  If the difference between the disclosed basis point charge and the actual fees listed on the Statement of Operations is different due to a minimum on the contract, please include disclosure of the minimum fee in the Notes to Financials.

Response:              The difference is due to a monthly minimum fee required under the contract, which will be disclosed in future shareholder reports.

Comment No. 11:  For IF, in the FAS 157 hierarchy in the Notes to Financials, if there are transfers between Level 1 and Level 2, please include an explanation.

Response:              The requested disclosure will be included in future shareholder reports.

Comment No. 12:  For all Registrants, pursuant to Item 24.4.f. of Form N-2, include a statement in the annual report that the Statement of Additional Information includes additional information about the Board and is available, without charge, upon request.

Response:              The requested disclosure will be included in the annual report for all Registrants for which there is an effective registration statement and, therefore, a Statement of Additional

Information (“SAI”) available. At this time an SAI is only available for Aberdeen Chile Fund, Inc.  If a Registrant does not have an effective registration statement, no reference to an available SAI will be added.

Each above-referenced Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (215) 405-5770 or Joseph Andolina at (215) 405-5728.

Very truly yours,

/s/ Lucia Sitar
Lucia Sitar

cc:	Joseph Andolina, Aberdeen Asset Management Inc.
Andrea Melia, Aberdeen Asset Management Inc.
Rose F. DiMartino, Willkie Farr & Gallagher LLP, counsel to the Funds
Marco E. Adelfio, Goodwin Procter LLP, counsel to the Independent Directors